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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25


                                                  Commission File Number 0-19627
                                                                         -------

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q
                                [_] Form N-SAR

     For Period Ended:       June 30, 1999
                      ------------------------------------
     [_]  Transition Report on Form 10-K   [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form 20-F   [_]  Transition Report on Form N-SAR
     [_]  Transition Report on Form 11-K


     For the Transition Period Ended:                  N/A
                                     -------------------------------------------

 Read attached instruction sheet before preparing form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     N/A
                                                       -------------------------

                        PART I.  REGISTRANT INFORMATION

Full Name of Registrant          BioLase Technology, Inc.
                        --------------------------------------------------------

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                              981 Calle Amanecer
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City, State and Zip Code   San Clemente, CA 92673
                         -------------------------------------------------------


                       PART II.  RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]    (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

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                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).


     The Company currently has a Registration Statement on file with the Securities and Exchange Commission that is under review which will incorporate by reference the Company's Form 10-Q for the quarter ended June 30, 1999. The Company has responded to certain comments of the staff of the S.E.C. regarding such Registration Statement and recently received further guidance regarding presentation of certain information to incorporate within its Form 10-Q for its three and six-month periods ended June 30, 1999.

     The Company anticipates the filing of its Quarterly Report on Form 10-Q to occur no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25, section (b)(2)(ii) of the Regulations under the Securities Exchange Act of 1934, should such an extension be granted by the Securities and Exchange Commission.



                          Part IV.  Other Information


     (1) Name and telephone number of person to contact in regard to this notification

            Stephen R. Tartamella              949      361-1200, extension 111
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company's results of operations for 1998 have been publicly announced and reflect a significant change from the results of operations from 1997. The Statements of Operations for 1998 and 1997 are attached as Exhibit 1 of this Form and are incorporated herein by reference.


                           BioLase Technology, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 17, 1999                   By  /s/ Stephen R. Tartamella
    ----------------------------------    --------------------------------------
                                            Stephen R. Tartamella, Secretary
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     Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.